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                          February 13, 2023

       Edmund Hen
       Chief Financial Officer
       Antelope Enterprise Holdings Ltd
       Room 1802, Block D, Zhonghai International Center,
       Hi-Tech Zone, Chengdu, Sichuan Province, PRC

                                                        Re: Antelope Enterprise
Holdings Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed February 7,
2023
                                                            File No. 333-269618

       Dear Edmund Hen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Erin
Donahue at 202-551-6063 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing